Exhibit 99.1

Fortuna Advances Diamba Sud Gold Project Permitting in Senegal

Vancouver, British Columbia, November 2, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to provide an update on its progress at the Diamba Sud gold project, Senegal.

Jorge A. Ganoza, CEO and Director of Fortuna, commented, “Following our July final investment decision on the 30% plant expansion at our flagship Séguéla mine, and with Diamba Sud advancing through the final stages of permitting, we are progressing along a clear growth path. Together, these projects underpin our target of approximately 60% growth in annual gold production to an annualized rate of 500,000 ounces from mid-2028.”

Permits

Fortuna is pleased to report that it received the Notice of Admissibility for its Diamba Sud Exploitation Permit application from Senegal’s Ministry of Mines and Geology on November 2, 2026, following initiation of the application process in February 2026. The notice confirms that the Ministry has completed the review of the application documentation, and the file complies with all regulatory requirements, marking an important final step toward the granting of the Exploitation Permit. The Company and the Ministry have worked constructively to advance the application to this stage. With this milestone completed, the Company now expects the Government´s internal approval process for the final Exploitation Permit to be completed during the fourth quarter of 2026.

The project has already received the environmental decree from Senegal’s Ministry of Environment and Ecological Transition approving its Environmental and Social Impact Assessment, as announced on June 15, 2026. Fortuna is advancing early works and committing capital to protect the project schedule and its target of first gold in mid-2028. The Company anticipates making a formal final investment decision (“FID”) upon receipt of the Exploitation Permit.

Mining Convention

Fortuna is at an advanced stage of negotiations with the State of Senegal on a new Mining Convention for the Diamba Sud project based on Senegal’s 2016 Mining Code, together with additional provisions intended to establish a fiscal stability framework for a ten-year period. The Convention remains subject to finalization and the required Government approvals.

Construction Planning and Early Works Advancing

Full-scale construction of the mine remains subject to receipt of the Exploitation Permit, Board approval of the FID and some local level customary construction approvals. The results of the positive feasibility study (“FS”) announced on June 29, 2026 demonstrated the project’s technical and economic viability (refer to Fortuna news release dated June 29, 2026, “Fortuna delivers robust Feasibility Study for the Diamba Sud Gold Project in Senegal: After-tax IRR of 60% and NPV5% of US$1 billion using US$3,500/oz”).

Early works completed or underway to support the project schedule include:

•	Assembly of the owner’s construction team, with a core of professionals largely drawn from the team that successfully delivered Fortuna´s flagship Séguéla mine in Cote d’Ivoire
•	Selection of SENET, a leading African project management and engineering company, as the project’s engineering, procurement and construction management contractor, and award of a limited order to proceed to advance early works
•	Completion of front-end engineering and design
•	15% progress on detailed engineering for the processing plant
•	Purchase orders placed and down payments for critical long-lead equipment, including the semi-autogenous grinding (“SAG”) mill, primary crusher, and carbon-in-leach tank plate work
•	Manufacturing of the power station's heavy fuel oil (“HFO”) and light fuel oil (“LFO”) generators with the LFO generators passing factory acceptance testing and shipped
•	Tendering and award of key construction packages, including, bulk earthworks for process plant, water storage facility, tailings storage facility, power station, and fuel storage facilities
•	New accommodation camp earthworks 80% complete, civil works 40% complete and buried services nearing completion
•	Land compensation and clearing for major infrastructure footprints

Subject to receiving the Exploitation Permit and approval of the FID in 2026, the planned key project milestones are summarized below:

Timing	Milestone
Q4 2026	FID, commencement of critical-path construction activities, including earthworks for the process plant and power station, and placement of all long-lead equipment orders
Q1 2027	Completion of the 329-person accommodation camp and delivery of the LFO generators
Q2 2027	Award of the mining contract, completion of the water storage dam and water harvest dam, and first concrete placed for the process plant
Q3 2027	Mobilization and site establishment of the mining contractor and arrival of the HFO generators
Q4 2027	Commencement of pre-production mining and arrival and installation of the SAG mill
Q1 2028	Commissioning of the power station, availability of power for process plant commissioning and start-up, and completion of the TSF
Q2/Q3 2028	Process plant commissioning, first gold pour and ramp-up to nameplate plant throughput

Qualified Person

Eric Chapman, Senior Vice President of Technical Services for Fortuna Mining Corp., is a Professional Geoscientist registered with Engineers and Geoscientists British Columbia (Registration No. 36328), and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines in Argentina, Côte d’Ivoire, and Peru, and the feasibility -stage Diamba Sud Gold Project in Senegal. Our exploration portfolio spans our operating jurisdictions as well as Guinea and Guyana. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

CEO and Director

Fortuna Mining Corp.

Investor Relations:

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Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. Forward-looking Statements contained in this news release include, without limitation, statements with respect to: the Company’s target of approximately 500,000 GEO of annualized production from mid- 2028 and the contribution of Diamba Sud and the Séguéla plant expansion to that target; the projected economics of the Diamba Sud Project, including the net present value (NPV) of the Project and the internal rate of return (IRR) on the Project; the plans for completing the early works program; the project development timeline to production, including first gold pour in mid-2028; completion of the Ministry’s internal approval process for the Exploitation Permit and the completion of the negotiation and finalization of the Mining Convention both expected during the fourth quarter of 2026; a formal FID in the fourth quarter of 2026 upon receipt of the Exploitation Permit, subject to Board approval and receipt of other required authorizations; the estimated timing of the development, construction, commissioning and production at the Project; the timing of and future prospects for exploration and any expansion of the Project.

These statements are based on information currently available to the Company, and the Company provides no assurance that actual results will meet management's expectations. In certain cases, Forward-looking Statements may be identified by such terms as "anticipates", "believes", "could", "estimates", "expects", "may", "shall", "will", or "would". Forward-looking Statements contained in this news release are based on certain factors and assumptions regarding, among other things, the FS, the estimation of Mineral Resources and Mineral Reserves and any potential upgrades thereof, gold metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labor and operating costs, the availability of necessary financing and materials to continue to explore and develop the Company’s properties in the short and long-term, the progress of exploration and development activities, and the receipt of necessary regulatory approvals, the timing of the approval of the Exploitation Permit and the finalization of the Mining Convention. Other assumptions relate to currency fluctuations, environmental risks, title disputes or claims, and similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Although the Company believes the expectations expressed in such Forward-looking Statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the Forward-looking Statements. Factors that could cause actual results to differ materially from those in Forward-looking Statements include: changes in market conditions, unsuccessful exploration results, possibility of project cost overruns or unanticipated costs and expenses, changes in the costs and timing of the development of new deposits, inaccurate Mineral Resources and Mineral Reserves estimates, changes in the price of gold, unanticipated changes in key management personnel and general economic conditions; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company’s operations; delays in obtaining the Exploitation Permit or Cabinet approval of the finalized Mining Convention; and changes to the negotiated fiscal terms during the approval process. Mining exploration and development is an inherently risky business. Accordingly, actual events may differ materially from those projected in the Forward-looking Statements. This list is not exhaustive of the factors that may affect any of the Company's Forward-looking Statements, including the factors included in the Company’s annual information form for the year ended December 31, 2025. These and other factors should be considered carefully, and readers should not place undue reliance on the Company's Forward-looking Statements. Forward-looking Statements are made as of the date hereof, and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to United States Investors Concerning Mineral Resources and Mineral Reserves

Technical disclosure regarding the Company’s properties included herein has been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. Canadian standards, including NI 43-101, differ from the requirements of the Securities and Exchange Commission, and information included herein may not be comparable to similar information disclosed by U.S. companies.